[Eagle Letterhead]

April 10, 2007

VIA EDGAR

April Sifford

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0406

Re:

Eagle Family Foods, Inc.

Form 10-K for Fiscal Year Ended July 1, 2006

Filed September 29, 2006

Forms 10-Q for Fiscal Quarters Ended September 30, 2006 and December 30, 2006

Filed November 14, 2006 and February 14, 2007

File No. 333-50305

Dear Ms. Sifford:

This letter responds to the Staff’s comments raised in your letter of March 6, 2007 regarding the above-referenced filings of Eagle Family Foods, Inc. (the “Company”). Each of your comments appears below in italics, numbered as in your letter, and is followed by the Company’s response. Capitalized terms used but not specifically defined herein have the meanings set forth in the Company’s annual report on Form 10-K for the year ended July 1, 2006 (the “2006 Form 10-K”).

As noted below in several of the responses, and as reported in the Company’s Form 8-K filed on April 5, 2007, Eagle Family Foods Holdings, Inc. has entered into an Agreement and Plan of Merger pursuant to which it will be acquired by The J. M. Smucker Company (“Smucker”), in a transaction valued at approximately $248 million, inclusive of the repayment of indebtedness. In connection with this transaction, the Company’s Senior Notes will be redeemed at par and the Company’s other indebtedness will also be repaid in full. We note that this transaction is subject to customary conditions to closing. The transaction value of the pending acquisition exceeds the asset value set forth on the Company’s audited balance sheet at July 1, 2006 by approximately $67 million.

Ms. April Sifford

Securities and Exchange Commission

April 10, 2007

Form 10-K for the Fiscal Year Ended July 1, 2006

Management Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 19

1.	Please expand your Management Discussion and Analysis to address material uncertainties, given your reported results of operations and financial position. Refer to Regulation S-K Item 303(a)(l)-(5). This should include a robust discussion of your working capital deficiency and the courses of action you propose to take to remedy the deficiency. Also address the implications of your stockholders’ deficit.

It is the opinion of the Company’s management that the disclosure in the Company’s 2006 Form 10-K is adequate, appropriate and sufficient for the reasons discussed below.

The Company’s working capital deficiency at July 1, 2006 was approximately negative $54.3 million. The working capital deficiency resulted primarily from $80.9 million of indebtedness outstanding under the Company’s Financing Agreement being classified as a current liability under EITF 95-22 due to the lockbox arrangement provided for by the Financing Agreement. Absent this lockbox arrangement, this indebtedness would have been classified as long-term indebtedness at July 1, 2006 given a maturity date of December 23, 2007. If this indebtedness was classified as long-term consistent with its maturity date, the Company’s working capital would have been approximately $26.6 million at July 1, 2006. The Company believes that this aspect of this indebtedness, which is the primary reason for the Company’s working capital deficiency as of July 1, 2006, is sufficiently described on page 22 of the 2006 Form 10-K.

Since entering into the Financing Agreement on March 23, 2004, the Company has made all interest and principal payments due on a timely basis, has been in compliance with all financial and non-financial covenants at each reporting period as defined in the Financing Agreement. The Company’s performance and timely payments during the term of the Financing Agreement has allowed the Company to maintain a strong relationship with the lender. This strong relationship has resulted in the Company receiving increased credit commitments from the lenders at various times to provide additional capital for the Company to operate its business. Additionally, the Company had approximately $7.0 million available under the Financing Agreement at July 1, 2006 for future working capital requirements. The Company disclosed in its 2006 Form 10-K that management “believes that cash generated from operations and borrowings under the Revolving Financing Facility will be sufficient to service interest on the Senior Notes and Revolving Financing Facility, satisfy working capital requirements, meet temporary requirements to reduce the amount of outstanding indebtedness, and make required capital expenditures in fiscal year 2007.”

Ms. April Sifford

Securities and Exchange Commission

April 10, 2007

The Company believes that its shareholders’ deficit does not have a material impact on its liquidity. This shareholders’ deficit has not hindered the Company’s ability to borrow money from lenders. For example, the shareholders’ deficit is not used in any of the financial covenant calculations under the Financing Arrangement and the Company’s ability to borrow has historically been dependent on the Company’s ability generate cash flow from operations and the value of its inventory and accounts receivable. The Company’s belief that its shareholders’ deficit does not have material impact on its liquidity is further supported by the fact that this deficit results, in large part, from two non-cash charges. First, the Company recorded a valuation allowance for its deferred tax assets totaling approximately $33.2 million for the fiscal year ended June 29, 2002. Second, the adoption of Statement of Financial Accounting Standard No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”) on June 30, 2002 resulted in a non-cash impairment charge of $43.7 million against tradenames and $12.9 against goodwill for a total non-cash impairment charge of $56.6 million during the fiscal year ended June 28, 2003.

2.	Revise this section to address any expected changes in mix or cost of long term capital sources. In particular, expand your discussion to address the financial alternatives being evaluated and how this could impact the operations and financial condition of the business.

In addition to the Financing Agreement discussed in the response to Comment 1 above, the Senior Notes due January 2008 and the Acquisition Notes due November 1, 2007 were primary sources of long term capital for the Company at July 1, 2006. The Company has been cognizant of the approaching maturity date of these obligations and has taken steps to evaluate financial alternatives. As outlined below, the Company believes it provided adequate, appropriate and sufficient information regarding these steps and the anticipated changes in the mix or cost of long term capital sources based upon information available at the time of filing of the 2006 Form 10-K, the Form 10-Q for the thirteen-week period ended September 30, 2006 (“2007 Form 10-Q1”) and the Form 10-Q for twenty-six week period ended December 30, 2006 (“2007 Form 10-Q2”). We note that the indebtedness under the Financing Agreement, the Acquisition Notes and the Senior Notes will be repaid either at the closing of the pending acquisition by Smucker or, in the case of the Senior Notes, shortly thereafter.

During the third quarter ended April 1, 2006, the Company’s management and the Board of Directors interviewed financial experts and management firms to evaluate its financial alternatives in light of the fact the Senior Notes become due in January 2008. As disclosed on page 20 of the 2006 Form 10-K, the Company engaged Lazard Freres & Co. LLC to assist the Company in evaluating its financial alternatives in light of the

Ms. April Sifford

Securities and Exchange Commission

April 10, 2007

fact that the Senior Notes become due and payable in January 2008. As the Company filed the 2006 Form 10-K, it was still in the process of evaluating what financial options it might have over the course of the next year. Management believed that disclosing expected changes in the mix of capital sources would have been premature since no definitive alternatives existed at the time of the filing of the 2006 Form 10-K.

At this time and in the absence of any definitive financial alternatives, the Company’s management focused on improving its operating results so that additional financing alternatives could be considered. As discussed in the 2006 Form 10-K, a principal component of this strategy was to close two high-cost manufacturing plants and move their operations to a single low-cost manufacturing plant in El Paso, Texas.

At the time of filing of the 2007 Form 10-Q1, there was no new information to report on the Company’s financing alternatives. After the 2006 holiday season, the Company’s management and Board of Directors held several meetings to consider financing alternatives in light of the Company’s improved financial performance as compared to the comparable period in 2005. As reported on page 20 of the Form 10-Q2, the Company’s Board of Directors authorized the Company’s management and advisors to explore strategic alternatives, including, but not limited to, a sale or recapitalization of the Company or certain of the Company’s assets or operations, raising additional debt or equity capital and refinancing the Company’s existing indebtedness.

The Company believes that its disclosure in the 2006 Form 10-K, 2007 Form 10-Q1 and 2007 Form 10-Q2 is consistent with chronology outlined above and the information available at the time of each filing. For that reason and in light of the pending acquisition by Smucker, the Company does not believe it is appropriate to amend these filings to discuss financial alternatives.

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 24

3.	Expand your discussion of the royalty savings methodology used to assess impairment of your indefinite-lived intangible assets to explain how the royalty savings is calculated. Disclose any reasonably possible changes in underlying assumptions of this method that could result in material changes to the calculated fair value of the indefinite-lived intangible assets. Refer to Financial Reporting Codification 501.14 for the disclosures with regard to critical accounting estimates.

Ms. April Sifford

Securities and Exchange Commission

April 10, 2007

The Company respectfully asks the Staff to concur in our view that the Company should not be required to amend its discussion of the royalty saving methodology given the pending acquisition by Smucker as outlined below. In the event that the pending acquisition is not completed, the Company will provide the expanded discussion in future filings with the Securities and Exchange Commission.

Management of the Company has tested intangible assets for impairment every year since it adopted SFAS 142 in June 2002. At the time of adoption, the Company recorded a charge of $43.7 million against trade names for the fiscal year ended June 2003. The Company has continued to test its intangible assets every year for impairment based on the exact same methodology it used when it adopted SFAS 142, but has determined that its intangible assets have not been impaired since June 2003. The Company measures its indefinite-lived intangible assets using the royalty savings methodology by which it estimates future sales by product group and applies an estimated royalty rate based on original historical acquisition rates. These figures along with the termination value are then calculated to a present value and compared to the trade name carrying amount to determine if impairment exists.

Historically, the Company’s sales have exhibited stable growth and its product lines have not varied substantially. The Company’s believes that its assumptions with respect to sales, royalty rate and discount rate underlying the royalty savings methodology are relatively conservative. This belief is supported by the fact that the total consideration (including the repayment and assumption of indebtedness) to be paid by Smucker in the pending acquisition exceeds the asset value set forth on the Company’s audited balance sheet at July 1, 2006 by approximately $67 million. For these reasons, the Company does not believe that it is necessary to amend its 2006 Form 10-K to expand upon the discussion of impairment calculations.

4.	Expand your discussion of the assumptions used in estimating future discounted cash flow earnings for the assessment of goodwill impairment. Tell us why such assumptions are reasonable given your reported results of operations. We may have further comment.

The Company respectfully asks the Staff to concur in our view that the Company should not be required to amend its discussion of the assumptions used in estimating future discounted cash flow earnings given the pending acquisition by Smucker as outlined below. In the event that the pending acquisition is not completed, the Company will provide the expanded discussion in future filings with the Securities and Exchange Commission.

Management of the Company has tested goodwill for impairment every year since it adopted SFAS 142 in June 2002. At the time of adoption, the Company recorded a charge of $12.9 million against goodwill for the fiscal year ended June 2003. The Company has continued to test its goodwill every year for impairment based on the exact same methodology it used when it adopted SFAS 142, but has determined that its goodwill has not been impaired since June 2003.

Ms. April Sifford

Securities and Exchange Commission

April 10, 2007

When estimating future discounted cash flows for purposes of assessing goodwill for impairment, the Company takes into consideration factors such as sales and raw material, packaging and manufacturing overhead costs. As noted above, historically, the Company’s sales have exhibited stable growth and its product lines have not varied substantially. While the Company experienced significant cost increases in raw material, packaging and transportation costs in fiscal year 2006, the Company was able to identify specific reasons for such cost increases as well as cost savings that the Company expected to realize through consolidation of its manufacturing operations in El Paso, Texas – thereby enabling the Company to establish a reasonable estimate of such costs.

The Company believes that the reasonableness of its assumptions are demonstrated by the market valuations of other mid-sized food companies as a multiple of EBITDA, which suggest a fair value significantly greater than the carrying amount of the Company’s goodwill. This belief as to the reasonableness of the Company’s assumptions is also supported by the fact that the total consideration (including the repayment and assumption of indebtedness) to be paid by Smucker in the pending acquisition exceeds the asset value set forth on the Company’s audited balance sheet at July 1, 2006 by approximately $67 million. For these reasons, the Company does not believe that it is necessary to amend the 2006 Form 10-K to expand upon the discussion of estimated future discounted cash flow earnings.

Exhibits, page 40

5.	Please amend to provide a Section 1350 certification as required by Regulation S-K 601(32).

According to 18 U.S.C. Section 1350, each periodic report containing financial statements filed by an issuer with the Securities Exchange Commission pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 shall be accompanied by a written statement by the chief executive officer and chief financial officer of the issuer. As the Company is not required to file reports pursuant to section 13(a) or 15(d), the Company does not believe it is required to include a Section 1350 certification. To the extent the Staff disagrees with this conclusion, the Company respectfully asks the Staff to concur with its proposal to include a Section 1350 certification in its future filings if the pending acquisition by Smucker is not completed.

Ms. April Sifford

Securities and Exchange Commission

April 10, 2007

Consolidated Statement of Operations, page 44

6.	We note the use of the term “gross margin”. Although the guidance in Staff Accounting Bulletin Topic 11: B accommodates the separate presentation of multiple components attributable to cost of sales, it is not permissible to similarly report a measure of gross margin excluding depreciation and amortization. Please revise your statement accordingly or tell us why you believe your presentation is appropriate. Please revise your Management Discussion and Analysis and selected financial data in conformity with any changes.

The Company has historically used the term “gross margin” to reflect its net sales less cost of goods sold. The Company includes in cost of goods sold all raw material, direct labor, and manufacturing overhead costs such as utilities, insurance, depreciation, amortization, taxes and maintenance. Accordingly, gross margin, as presented by the Company, includes depreciation and amortization. Because gross margin includes all the costs that should be included within gross profit, the Company respectfully asks the Staff to concur in our view that the Company should not be required to amend its 2006 Form 10-K for to reflect this change in presentation. The Company will use the term “gross profit” in its future filings.

Notes to Consolidated Financial Statements

Note 11 - Redeemable Preferred Stock, page 60

7.	Revise this footnote to include all the disclosures required with regard to capital structure under Statement of Financial Accounting Standards 129. Include a discussion of your common stock and details of the liquidation preference of preferred stock as required by paragraphs 3 through 8 of that standard.

The Company believes that it has included all required disclosures under Statement of Financial Accounting Standards 129 (“SFAS 129”), paragraphs 3 through 8, in Notes 11 and 13 of the financial statements for the fiscal year ended July 1, 2006. Set forth below are relevant excerpts from SFAS 129, paragraphs 3 through 8 (italics added), immediately followed by the Company’s corresponding disclosure included in Notes 11 and 13.

SFAS 129, Paragraph 4.    An entity shall explain, in summary form within its financial statements, the pertinent rights and privileges of the various securities outstanding. Examples of information that shall be disclosed are dividend and liquidation preferences, participation rights, call prices and dates, conversion or exercise prices or rates and pertinent dates, sinking-fund requirements, unusual voting rights, and significant terms of contracts to issue additional shares.

Ms. April Sifford

Securities and Exchange Commission

April 10, 2007

Note 11 summarizes the dividend and liquidation preferences and voting rights of the Series I Preferred Stock. Specifically, Note 11 discloses the following “in the event of liquidation, dissolution, or winding up, the holders of shares of Series I Preferred Stock are entitled to be paid out of the assets of Holdings available for distribution to its stockholders before any payment is made to the holders of stock junior to the Series I Preferred Stock. Holders of Series I Preferred Stock are not entitled to vote on any matters presented to the stockholders of Holdings. However, the affirmative vote or written consent of the holders of at least two-thirds of the then outstanding shares of Series I Preferred Stock is required to amend, alter, or repeal the preferences, special rights or other powers of the Series I Preferred Stock.”

In Note 11, the Company further disclosed that “the Series I Preferred Stock provides for the accretion of preferential cumulative dividends at an annual rate of 10%, compounded quarterly to a liquidation value. Dividends are payable as declared by the Holdings’ Board of Directors and shall be paid before any dividends shall be set apart for or paid upon the Common Stock of Holdings, par value $0.01 per share.”

SFAS 129, Paragraph 5.    An entity shall disclose within its financial statements the number of shares issued upon conversion, exercise, or satisfaction of required conditions during at least the most recent annual fiscal period and any subsequent interim period presented.

In fiscal year 2005, the Company granted a restricted stock award of 50,700 shares of the Common Stock of Holdings, with a vesting period of three years. A summary of restricted stock transactions is included in Note 13 of the financial statements for the fiscal year ended July 1, 2006.

SFAS 129, Paragraph 6.    An entity that issues preferred stock (or other senior stock) that has a preference in involuntary liquidation considerably in excess of the par or stated value of the shares shall disclose the liquidation preference of the stock (the relationship between the preference in liquidation and the par or stated value of the shares). That disclosure shall be made in the equity section of the statement of financial position in the aggregate, parenthetically or “in short,” rather than on a per-share basis or through disclosure in the notes.

Ms. April Sifford

Securities and Exchange Commission

April 10, 2007

The Company has not issued preferred stock that has a preference in involuntary liquidation considerably in excess of the par or stated value of the shares. This disclosure requirement is not applicable to the Company.

SFAS 129, Paragraph 7.    In addition, an entity shall disclose within its financial statements (either on the face of the statement of financial position or in the notes thereto):

a.	The aggregate or per-share amounts at which preferred stock may be called or is subject to redemption through sinking-fund operations or otherwise; and

In Note 11 the Company disclosed that “the Series I Preferred Stock is subject to mandatory redemption at a price per share equal to the Stated Value of Series I Preferred Stock plus all accretion thereon upon (1) the closing of a public offering pursuant to an effective registration statement under the Securities Act of 1933, (2) the sale of all or substantially all of the assets of Holdings or the merger or consolidation of Holdings with or into any other corporation or other entity in which the holders of Holdings’ outstanding shares before the merger or consolidation do not retain a majority of the voting power of the surviving corporation or other entity or (3) the acquisition by any person of shares of Common Stock representing a majority of the issued and outstanding shares of Common Stock then outstanding.”

b.	The aggregate and per-share amounts of arrearages in cumulative preferred dividends.

In Note 11, the Company disclosed its current cumulative accrued dividends on the Series I Preferred Stock were $1,029 as of July 1, 2006. Paragraph 7b of SFAS 129 discusses disclosing the per-share amounts of the cumulative preferred stock in arrears. The Company is not required to present per share data for its common or preferred stock as the Company’s equity is privately held. Additionally, the per share amount can be calculated from the information on the face of the consolidated financial statements.

SFAS 129, Paragraph 8.    An entity that issues redeemable stock shall disclose the amount of redemption requirements, separately by issue or combined, for all issues of capital stock that are redeemable at fixed or determinable prices on fixed or determinable dates in each of the five years following the date of the latest statement of financial position presented.

Ms. April Sifford

Securities and Exchange Commission

April 10, 2007

The Company has no issues of capital stock that are redeemable at fixed or determinable prices on fixed or determinable dates. This disclosure requirement is not applicable to the Company.

Based upon the discussion above, the Company believes it has met the disclosure requirements of SFAS 129.

Form 10-Q for the Fiscal Quarters Ended September 30, 2006 and December 30, 2006

8.	In an amended filing, revise these reports as appropriate to provide disclosures consistent with your responses to all of the above comments for your Form 10-K. In particular, revise your Management Discussion and Analysis to address the specific implications of your ability or inability to generate sufficient cash to support your operations for the next 12 months in view of the Subordinated Promissory Notes due November 1, 2007 and the strategic alternatives discussion provided.

For the reasons discussed above in the responses to the comments above and given the pending acquisition by Smucker, the Company respectfully asks the Staff to concur in our view that the Company should not be required to amend its 2007 Form 10-Q1 or 2007 Form 10-Q2.

* * * * * * *

The undersigned acknowledges on behalf of the company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * *

We stand ready to discuss these responses with you at your earliest convenience. Please do not hesitate to call me at (614) 501-4251 or our counsel Morgan D. Elwyn of Willkie Farr & Gallagher LLP at (212) 728-8000. Thank you in advance for your continued assistance.

Ms. April Sifford

Securities and Exchange Commission

April 10, 2007

Sincerely,

/s/ Craig A. Steinke
Craig A. Steinke
Eagle Family Foods, Inc.